NAME OF REGISTRANT: General Mills, Inc.
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on General Mills, Inc. 2014 Proxy Statement:
GMO Product Reformulation
General Mills, Inc.                                Symbol:  GIS

Filed by: As You Sow

Executive Summary

As You Sow has asked General Mills to reformulate its products whenever feasible to avoid genetically engineered organisms (GMOs). General Mills currently uses GMOs in a wide variety of processed food products.

The use of GMOs exposes the company to significant and avoidable risk. By phasing out GMOs over a realistic schedule, General Mills will not only reduce risk but will attract a growing market segment that prefers healthy and environmentally-friendly food, thereby increasing shareholder value.

Resolution

RESOLVED: Shareholders request the Board of Directors adopt a policy of removing genetically engineered crops, organisms, or ingredients from products sold or manufactured by the company, whenever feasible, until and unless long-term studies show that the genetically engineered crops and associated farming practices are not harmful to the environment, food security, or human or animal health, and reporting to the shareholders, at reasonable cost and excluding proprietary information, on such policy and its implementation by October 2015.

Shareholder Gain from GMO-free Reformulation

Shareholders will gain value from reformulation for several reasons. First, consumers are increasingly concerned about GMOs in food and about companies that are non-responsive to consumer demand. Reformulation will decrease the potential for reputational damage, improve the company’s image among consumers, and thereby increase sales. Second, consumer concerns are based on the environmental, economic, and public health impacts of GMOs, which have been documented by independent peer-reviewed scientific research. Close association with GMO products exposes the company to unnecessary financial and legal risk. Third, national and international momentum against the use of GMOs is growing. Fourth, several General Mills brands are likely to contain few genetically modified ingredients, minimizing the resource cost of reformulation.

1.	Consumers are Increasingly Concerned about GMOs in Food, according to market research.

•	90-93% of Americans support GMO labeling, according to several polls by national news and research organizations over the last several years.1,2,3

•	39% of consumers avoid or reduce buying GMOs, a 56% increase since 2010 and a 254% increase since 2007, according to a 2013 Hartman Group survey.4

•	Package Facts predicts that the non-GMO food market will grow to $800 billion by 2017.5

•
Supermarket News successfully predicted an unprecedented upsurge in consumer awareness and concern about GMOs starting in 2010, suggesting that GMOs might become a new food “culprit” like trans fats and carbohydrates.6

•	Companies that opposed GMO-labeling ballot initiatives in California and Washington state suffered significant consumer backlash.7,8

2.
Consumer Concerns Are Based on the Environmental, Economic, and Public Health Impacts of GMOs, which have been documented by independent peer-reviewed scientific research. The 70 million acres of genetically modified (GM) crops grown in the U.S. have delivered increased use of pesticides instead of enhanced yields. The vast majority of GMO crops have been genetically altered to withstand higher doses of targeted herbicides, allowing much greater use of these herbicides, or to constantly produce their own insecticide. This overreliance on pesticide use has led to environmental degradation, pesticide-resistant weeds and insects, and severe social impacts. These problems have also increased costs to farmers, which are generally passed on to consumers.

•
Research from the University of Canterbury shows that “the biotechnologies used in North American staple crop production are lowering yields and increasing pesticide use compared to Western Europe,” which uses little GM seed.9

•
Studies have demonstrated that use of Monsanto’s “Roundup Ready” GM crops, which are engineered to tolerate Monsanto’s herbicide Roundup, has led to an epidemic of herbicide-resistant weeds, which require an ever-increasing amount of herbicides to combat them.10,11

•
The United States House of Representatives Committee on Oversight and Government Reform held hearings in 2010, titled “Are Superweeds an Outgrowth of USDA Biotech Policy?”, to investigate herbicide-resistance and crop contamination.12

o
Troy Roush, an Indiana farmer who is vice president of the National Corn Grower Association, testified that "bigger farms with multiple herbicide resistance problems are in great danger... The increased ease of use and convenience of herbicide tolerant crops enabled many farmers to significantly increase crop acreage which helped to offset higher production costs and, in some cases, lower yields. Biotech companies encouraged farm expansion by offering discounts for buying seed in bulk... Farmers who expanded farm size are now finding it difficult, if not impossible, to manage the larger operations now that additional time is required for weed management.”

•
Contamination is a major impact of GM crops. As of January 2011, there were more than 300 incidents worldwide in which genetically modified seeds or crops were found in fields of products for which they were not intended. Some of these cases have resulted in major worldwide trade disruptions and have cost farmers, food processors and supermarkets billions of dollars.13

o	Bayer, one of the world’s largest chemical and biotech companies, gave testimony in trial that even the best practices cannot entirely stop GMO contamination.14

•	In 2013, the New York Times reported that the corn disease Goss’ Wilt is “a tidal wave washing across the Corn Belt” and plant pathologists suspect the biggest factor is genetically modified corn.15

•
Newsweek reported in 2014 that “one of industrial agriculture’s biggest GMO crops may have just backfired” because “corn-destroying rootworms have evolved to be resistant to the Bt corn engineered to kill them.”16

•
In response to the serious and growing problems generated by Monsanto’s Roundup Ready crops, Dow Chemical has announced new GM crops resistant to 2,4-D, a toxic herbicide that is prone to drift, and is already responsible for more episodes of crop injury to neighboring farms and residences than any other herbicide.17

o	Many researchers believe that the chemical arms race is impossible to win, making disengagement from herbicide-resistant crops the only sensible policy.18

•
The companies that sell genetically modified crops have driven consolidation in seed markets, reducing choice and increasing costs for the average American farmer. Economists characterize an uncompetitive market when the concentration ratio of the top four firms (CR4) is 40% or higher. In the seed industry, the top four firms account for 50% of the proprietary market, and 43% of the commercial market. The lack of competition has led to increased seed prices, increased herbicide prices, and fewer conventional seed options, harming small- and mid-size farmers and rural communities.19

•
Claims that GMOs are needed to feed the world are unsubstantiated. There is broad consensus that genetic engineering is not helpful or necessary to feed the world’s population, in the near- or long-term future.

o	Amartya Sen’s Nobel Prize-winning research demonstrated that hunger is not typically caused by a lack of food, but rather poor food distribution or governmental policies in the developing world.20

o
The 2008 International Assessment of Agriculture Science and Technology, initiated by the World Bank and the Food and Agricultural Organization of the United Nations, concluded that GMOs are unlikely to address persistent hunger and poverty. Instead, the report describes comprehensive policies to reorient local and global food systems towards greater social equity and ecological sustainability.21

o
The U.N. Commission on Trade and Development’s 2013 review concluded that transformative changes are needed in food, agricultural, and trade systems to increase biodiversity, reduce pesticides, support small-scale farmers, and strengthen local food systems.22

3.	National and International Momentum Against the Use of GMOs is Growing

•	GMOs are labeled or banned in 64 countries including the European Union, India, Russia, China, and Japan.23

•	In 2013, nearly half of all U.S. states introduced bills requiring GMO labeling.24

•	In May 2014, Vermont became the first U.S. state to pass a “no-strings-attached” GMO labeling law,25 and two Oregon counties approved ballot measures to ban cultivation of GMOs.26

•	GMO labeling laws in Connecticut and Maine will trigger when other states (including New York) follow suit, and a GE salmon labeling law has been enacted in Alaska.

•	Even the food industry has begun to support GMO labeling, understanding that the consumer movement against GMO’s is gaining ground.

o
According to Louis Finkel, Executive Vice President of Government Affairs for the Grocery Manufacturers Association (GMA), the food industry trade association is petitioning the FDA and lobbying Congress to enact federal labeling laws for GMO and non-GMO foods.27

o	Walmart, PepsiCo, ConAgra and others have been pushing for federal labeling of GMOs since January 201328 as they see a patchwork of state laws being inevitable.

o
After shareholder pressure resulted in GMO labeling for all house brand products, Whole Foods announced that all foods in its stores would be labeled for GMOs by 2018.29 Whole Foods provided an update30 on the progress it has made with its many food producers. The company sees this as an enormous brand differentiator and a clear win for investors and customers.

•	Food industry leaders have committed to reformulating national brands.

o
General Mills itself has reformulated its original Cheerios cereal after an intense consumer campaign, although it did not label the product as GMO, seek third-party verification, or do any publicity regarding the change.

o	Other brands that have announced reformulation include Ben & Jerry’s (a subsidiary of Unilever), Boulder Brands’ Smart Balance, and Chipotle Mexican Grill.

4.	Several General Mills Brands are Likely to Contain Few Genetically Modified Ingredients (or None), which minimizes the resource cost of reformulation.

General Mills produces several brands that represent low hanging fruit for reformulation. “Big G” is a General Mills sub-brand for products that are made from whole grain, in response to health-conscious consumer demand. These products are often made without corn and contain as few as one ingredient that is likely to be genetically modified. For example “Total” brand cereals, labeled “Big G,” are made with wheat whole grain, a non-GMO crop, as the primary ingredient; corn syrup, easily replaceable by cane sugar or other non-GMO sweetener, is the only probable genetically modified ingredient. The iconic “Wheaties” cereal also contains corn syrup as the only ingredient that would require reformulation.

The crops in the United States that are often genetically modified include: corn, soybean, cotton, canola, sugarbeet, alfalfa, papaya, and squash. Therefore, only a small number of ingredients (corn products, cottonseed oil, and soybean oil) will require reformulation. According to the U.S. Department of Agriculture, 85% of corn, 93% of soybeans, and 82% of cotton is genetically modified. 31

Response to the Board of Directors’ Statement in Opposition

In General Mills’ 2015 Proxy Statement32, the Board of Directors recommends voting against this shareholder proposal. The Board’s arguments are misleading and do not disprove the immediate value that shareholders will gain if this proposal is enacted.

1.
General Mills: “On the issue of safety – our number one priority – we find broad global consensus among food and safety regulatory bodies that approved genetically modified (GM) ingredients are safe. Global food safety experts agree that there has not been a single incident of harm to health or safety demonstrably linked to the use of GM ingredients anywhere in the world.”

The health and safety of GMOs has long been an issue of concern, with no long-term safety studies undertaken by government or the industry. This shareholder resolution, however, does not contend that genetically modified ingredients are inherently unsafe for consumption. Rather, this resolution recognizes the environmental and social impacts of genetically engineered crops in the food supply, including the crisis of growing pesticide-resistance, plant disease, and crop contamination, and increasing costs. The use of this technology in agriculture has created global opposition in 64 countries, resulting in the labeling or banning of GMOs, including the European Union, India, Russia, China, and Japan.33  Here in the U.S., resistance is also growing to use of GM crops.

2.
General Mills: “GM crops may reduce the environmental impact of food production and may promote food security around the world.34 GM crops may need less insecticide, or allow for the use of less harmful herbicides. Furthermore, GM crops often require less energy use by farmers – and are associated with reduced greenhouse gas emissions (GHG), improved water quality, improved nitrogen retention, and improved water filtration and erosion reduction in soil. Because GM crops can protect against weeds or disease, farmers planting GM crops also tend to generate more stable – and sometimes higher yields. Higher yields could be important to global food security.”

General Mills cites only two sources in its claims of the potential environmental and social benefits of genetically modified organisms in the food supply. However, the weight of the independent peer-reviewed research has found the opposite effects, as demonstrated above in Section 2 of “Shareholder Gain from GMO Reformulation.” In addition,

•
A 2012 Center for Food Safety report demonstrated that increased agricultural yields and declining soil erosion from the 1970s-on were spurred by strong financial incentives to adopt soil conserving farming practices, and that GM crops have slowed or eliminated these positive trends.35

Moreover, there are other less harmful farming methods that can achieve the gains sought by General Mills:

•	The Rodale Institute’s 30-year study found that organic farming used less energy, produced less greenhouse gas, and outperformed chemical and GMO farming during droughts.36

•
A study from the United Nations Food and Agricultural Organization contends that “organic agriculture has the potential to secure a global food supply, just as conventional agriculture does today, but with reduced environmental impact.”37

Although General Mills claims that GMOs can have several beneficial traits, including disease resistance and nitrogen retention, these traits have been developed by conventional, not GMO, breeding. Although there may be ongoing research to develop GMOs with these traits, nearly all commercialized GMOs in the U.S. boast only two novel traits: the ability to survive large amounts of herbicide and the ability to constantly produce insecticide.38

3.
General Mills: “One in eight people in the world today – or 870 million people worldwide – do not have enough to eat. And by 2040, the world’s population is projected to increase by 2 billion to nearly 9 billion people. Global experts project that to meet the growing needs of an increasingly hungry world we will need at least 50% more food, 45% more energy and 30% more water.”

As demonstrated above in Section 2, claims that GMOs are needed to feed the world are unsubstantiated. There is broad consensus that genetic engineering is not helpful or necessary to feed the world’s population, in the near- or long-term future.

4.
General Mills: “We agree with the World Health Organization (WHO) that ‘the development of GM organisms (GMOs) offers the potential for increased agricultural productivity or improved nutritional value that can contribute directly to enhancing human health and development.’”***

The WHO statement referenced by General Mills was made in 2005, before many of the environmental and social impacts of GMOs had been extensively documented. A few years later, the United Nations and several other international organizations began to document the substantial risk and limited benefit of biotechnology as documented in the International Assessment of Agriculture Science and Technology for Development (IAASTD), which found that:

•	Evidence is emerging of herbicide and insecticide resistance in crop weeds and pests associated with GM crops;39

•
“Due to a combination of difficult to understand gene by environment interactions and experience to date with creating transgenic plants, some plant scientists are indicating that the rate at which transgenic plants will contribute to a sustained increase in future global food yields is exaggerated (Sinclair et al., 2004)”;40  and

•
“…the highly concentrated cultivation of GM crops in a few countries… the small number of tested traits (at this writing, mainly herbicide and pest tolerance) and the shorter-term experience with commercial GM cultivation outside of the US (as little as a year in Slovakia) (James, 2007), indicate limited uptake and confidence in the stability of transgenic traits (Nguyen and Jehle, 2007).41

The IAASTD was initiated by the World Bank and the Food and Agricultural Organization of the United Nations, and developed out of a consultative process involving 900 participants and 110 countries. It was co-sponsored by the Food and Agricultural Organization of the United Nations (FAO), the Global Environment Facility (GEF), United Nations Development Programme (UNDP), United Nations Environment Programme (UNEP), United Nations Educational, Scientific and Cultural Organization (UNESCO), the World Bank, and the World Health Organization (WHO).

In addition, the potential benefits of genetic engineering suggested by General Mills are irrelevant to this proposal, which addresses the current environmental and crises that have been accelerated by the use of genetically engineered organisms in agricultural systems, and the national controversy generated by their use in food production.

5.
General Mills: “We are responding to consumer demand for alternatives to GM foods. We acknowledge that some consumers may prefer to purchase non-GMO foods. As a consumer-focused company, we already offer organic and non-GMO alternatives in most of our major categories in the U.S. Globally, we also produce products without GM ingredients in many markets. In the spirit of transparency, we have also enrolled several products – especially our organic products – in the Non-GMO Project, a non-profit organization committed to preserving and building the non-GMO food supply, educating consumers, and providing verified non-GMO choices.”

We applaud the actions that our company has taken to offer non-GMO verified products in its organic Cascadian Farm brand. However, most consumers are likely unaware that this particular brand is owned by General Mills, and the company has not addressed the sourcing of the vast majority of its brands. Proponents of this resolution are aware of only one reformulation that the company has performed (original Cheerios). We hope that, based on growing consumer demand and the likelihood of harms associated with GMOs, General Mills will increase the number of non-GMO products it offers.

Conclusion

The resolution should be supported with a recommendation of a YES vote. If General Mills makes the changes requested in the resolution, shareholders will see increasing share value as General Mills is perceived as a leader that cares about its customers and their preferences.

References

1 New York Times, July 27 2013, “Strong Support for Modified Foods,” http://www.nytimes.com/2013/07/28/science/strong-support-for-labeling-modified-foods.html?_r=3&&gwh=D5B7AC4AB592DE4BB119357F93E99FB8&gwt=pay
2 Consumers Union, 2014, “New Consumer Reports Poll Shows Consumer Demand for Strong Federal Standards for Genetically Engineered Food,” http://www.commondreams.org/newswire/2014/06/09-2
3 Center for Food Safety, 2012, “GMO (GE) Labeling Polls,” http://www.cga.ct.gov/2012/ENVdata/Tmy/2012HB-05117-R000222-Fairfield%20Green%20Food%20Guide,%20LLC---Analiese%20Paik5-TMY.PDF
4 The Hartman Group, 2013, Sustainability 2013, http://hartbeat.hartman-group.com/article/452/Sustainability-2013
5 Package Facts, 2013, Non-GMO Foods: Global Market Perspective, http://www.packagedfacts.com/Non-GMO-Foods-7822141/
6 Supermarket News, Dec. 7 2009, “Stakeholders in GMO Debate Prepare to Clash Again,” http://supermarketnews.com/blog/stakeholders-gmo-debate-prepare-clash-again
7 Green America, Dec. 6 2012, “GMO Inside Campaign: Cheerios Facebook Page Flooded By Anti-GMO Comments” [Press Release], http://www.prnewswire.com/news-releases/gmo-inside-campaign-cheerios-facebook-page-flooded-by-anti-gmo-comments-182410021.html
8 Seattle Post Intelligencer, Oct. 17 2013, “GMO Labeling Moms React to GMA Money-laundering Lawsuit,” http://blog.seattlepi.com/videoblogging/2013/10/17/gmo-labeling-moms-react/
9 Jack A. Heinemann, Melanie Massaro, Dorien S. Coray, Sarah Zanon Agapito-Tenfen & Jiajun Dale Wen, 2013, “Sustainability and innovation in staple crop production in the US Midwest,” (International Journal of Agricultural Sustainability), http://sustainablepulse.com/wp-content/uploads/Jack.pdf
10 Benbrook, Charles M, 2012, “Impacts of genetically engineered crops on pesticide use in the U.S. -- the first sixteen years,” (Environmental Sciences Europe) http://www.sciencedaily.com/releases/2012/10/121002092839.htm
11 Food & Water Watch, 2013, Superweeds: How Biotech Crops Bolster the Pesticide Industry, http://documents.foodandwaterwatch.org/doc/Superweeds.pdf#_ga=1.128841160.579824097.1403638483
12 House of Representatives Committee on Oversight and Government Reform, Jul. 28 2010, “Are ‘Superweeds’ an Outgrowth of USDA Biotech Policy? (Part I),” http://oversight.house.gov/hearing/are-superweeds-an-outgrowth-of-usda-biotech-policy-part-i/
13 Friends of the Earth, 2010, The Socio-Economic Effects of GMOs, http://www.foeeurope.org/sites/default/files/publications/FoEE_Socio_economic_effects_gmos_0311.pdf
14 Bloomberg, Nov. 4 2009, “Bayer Blamed at Trial for Crops ‘Contaminated’ by Modified Rice,” http://www.bloomberg.com/apps/news?pid=newsarchive&sid=aT1kD1GOt0N0
15 New York Times, Sep. 20 2013, “A Disease Cuts Corn Yields,” http://www.nytimes.com/2013/10/01/science/earth/a-disease-cuts-corn-yields.html?_r=0
16 Newsweek, Mar. 18 2014, “Worm Now Thrives in GMO Corn Designed to Kill It, Study Says” http://www.newsweek.com/worm-now-thrives-gmo-corn-designed-kill-it-study-says-232276
17 Op. id., Center for Food Safety, 2012
18 Mortensen, D.A. et al, 2012, “Navigating a Critical Juncture for Sustainable Weed Management” (BioScience), http://www.jstor.org/discover/10.1525/bio.2012.62.1.12?uid=3739560&uid=2&uid=4&uid=3739256&sid=21103567216211
19 National Family Farm Coalition, Out of Hand: Farmers Face the Consequences of a Consolidated Seed Industry, 2009, http://farmertofarmercampaign.com/Out%20of%20Hand.FullReport.pdf
20 Oxford Scholarship Online, Accessed Mar. 26 2014, “Poverty and Famines: An Essay on Entitlement and Deprivation,“ http://www.oxfordscholarship.com/view/10.1093/0198284632.001.0001/acprof-9780198284635
21 Op. id., International Assessment of Agriculture Science and Technology, 2008
22 United Nations Commission on Trade and Development, 2013, Trade and Environment Review, http://unctad.org/en/PublicationsLibrary/ditcted2012d3_en.pdf
23 Center for Food Safety, 2014, “International Labeling Laws”, http://www.centerforfoodsafety.org/issues/976/ge-food-labeling/international-labeling-laws
24 Center for Food Safety, 2014, “State Labeling Initiatives”, http://www.centerforfoodsafety.org/issues/976/ge-food-labeling/state-labeling-initiatives
25 CNN, May 8 2014, “Vermont governor signs GMO food labeling into law,” http://www.cnn.com/2014/05/08/health/vermont-gmo-labeling/index.html
26 Reuters, May 21 2014, “Rural Oregon voters back ban on GMO crops amid U.S. labeling uproar,” http://www.reuters.com/article/2014/05/21/usa-oregon-gmos-idUSL1N0O706420140521

27 Reuters, Jan. 13 2014, “U.S. food makers to seek single federal standard for GMO labeling”, http://www.reuters.com/article/2014/01/13/usa-gmo-labeling-idUSL2N0KN1NX20140113
28 New York Times, Jan. 31 2014, “Genetic Changes to Food May Get Uniform Labeling“, http://www.nytimes.com/2013/02/01/business/food-companies-meet-to-weigh-federal-label-for-gene-engineered-ingredients.html?pagewanted=all&_r=1&
29 Whole Foods Market, March 8 2013, “GMO Labeling Coming to Whole Foods Market”, http://www.wholefoodsmarket.com/blog/gmo-labeling-coming-whole-foods-market
30 Whole Foods Market, Sep. 18 2013, “GMO Labeling Update”, http://www.wholefoodsmarket.com/blog/gmo-labeling-update
31 United State Department of Agriculture and Economic Research Service, 2014, Genetically Engineered Crops in the United States, http://www.ers.usda.gov/publications/err-economic-research-report/err162.aspx
32 General Mills, Aug. 11 2014, Notice of 2014 Annual Meeting of Stockholders and Proxy Statement, http://www.sec.gov/Archives/edgar/data/40704/000130817914000244/lgis2014_def14a.htm#lgisa032
33 Center for Food Safety, 2014, “International Labeling Laws”, http://www.centerforfoodsafety.org/issues/976/ge-food-labeling/international-labeling-laws
34 General Mills cites: National Academy of Sciences: Report in Brief, The Impact of Genetically Engineered Crops on Farm Sustainability in the United States, 2010, and Graham Brookes and Peter Barfoot: Global impact of biotech crops: Environmental effects, 1996-2010, 2012
35 Center for Food Safety, 2012, Going Backwards: Dow’s 2,4-D-Resistant Crops and a More Toxic Future (Food Safety Review, Winter 2012), http://www.centerforfoodsafety.org/reports/1787/food-safety-review-going-backwards-dows-24-d-resistant-crops-and-a-more-toxic-future
36 Rodale Institute, 2011, The Farming Systems Trial: 30-Year Report, http://rodaleinstitute.org/our-work/farming-systems-trial/farming-systems-trial-30-year-report/
37 United Nations Food and Agricultural Organization, 2007, “Meeting the Food Security Challenge Through Organic Agriculture,” http://www.fao.org/NEWSROOM/EN/news/2007/1000550/index.html
38 Op. id. Benbrook 2012
39 Op. id. International Assessment of Agriculture Science and Technology, Pg. 167
40 Op. id. International Assessment of Agriculture Science and Technology, Pg. 393
41 Op. id. International Assessment of Agriculture Science and Technology, Pg. 393